Filed Pursuant to Rule 433
Dated November 3, 2006
Registration Statement No. 333-109211

3M Company
$400mm 5.125% Medium Term Notes Due 2009

Summary of Terms

Issuer:	3M Company
Ratings:	Aa1 / AA
Trade Date:	November 3, 2006
Settlement Date:	November 8, 2006 (T+3)
Maturity:	November 6, 2009
Security Description:	SEC Registered 3yr Fixed Rate Notes
Total Principal Amount:	$400,000,000
Yield:	5.141%
Spread	T+ 39 bps
Price / Coupon	99.956% / 5.125%
UST Spot	100-10 / 4.751%
Coupon Payment:	Pays Semi-Annually on the 6th day of May & November, beginning May 6, 2007
Basis:	30 / 360
Gross Proceeds:	$399,824,000
Underwriting discount	$600,000
Net Proceeds:	$399,224,000
Bookrunners	Goldman, Sachs & Co.	($180mm)
	UBS Securities LLC	($180mm)
Comanager	Merrill Lynch, Pierce, Fenner & Smith Incorporated	($40mm)
CUSIP	88579EAB1
Minimum Denominations:	1000 by 1000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.